DEBEVOISE & PLIMPTON LLP

RECEIVED

2007 JUL 10 P 3:20

07025106

082-04077

July 9, 2007

SUPPL

VIA COURIER

Division of Corporation Finance
Office of International Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3628
100 F Street, NE
Washington DC 20549

Re: RAO Unified Energy System of Russia exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

Ladies and Gentlemen:

This letter is being furnished to the U.S. Securities and Exchange Commission (the "SEC") on behalf of our client, RAO Unified Energy System of Russia (the "Company"), an open joint stock company organized under the laws of the Russian Federation, with respect to the electronic furnishing of documents required to be furnished pursuant to the exemption (the "Exemption") from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder ("Rule 12g3-2(b)"), for the Company's ordinary and preferred shares, each with a par value of 0.50 ruble.

ELECTRONIC FURNISHING OF DOCUMENTS

The Company would like to be able to publish the information required by Rule12g3-2(b)(1)(iii) by publishing such information on its website as provided by Rule 12g3-2(e)(2). For these purposes, the Company's website address, where such information will be published, is http://www.rao-ees.ru/en/

As stated in paragraph (5) of Rule 12g3-2(b), the information and documents furnished pursuant to paragraph (1) of Rule 12g3-2(b) are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act.

On behalf of the Company, we respectfully request that you acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it to our waiting messenger.

If you have any question or comment in connection with the above-mentioned, please call the undersigned at 011-44-20-7786-9055 or e-mail at: vlosonci@debevoise.com.

Very truly yours,

Vera Losonci, ejb

Vera Losonci

END